UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For April 30, 2008

PATNI COMPUTER SYSTEMS LIMITED

Akruti Softech Park , MIDC Cross Road No 21,
Andheri (E) , Mumbai - 400 093, India

 (Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

Outcome of the Board Meeting

1. Appointment of an Executive Director

This is to inform you that the Board of Directors of the Company at its Board Meeting held on April 29, 2008 has, inter alia, appointed Mr. Louis Theodoor van den Boog (Loek) as an Executive Director of the Company upto 31st March 2013 subject to the approval of the Shareholders and the Central Government as required under the Companies Act, 1956.

Mr. Loek has been on the Board of the Company since March 2005.

2. Reconstitution of Audit Committee

Consequent to Mr. Loek being appointed as an Executive Director, he has ceased to be a member of the Audit Committee. In view of the same, the Board has appointed Mr. Ramesh Venkateswaran, an Independent Director, as a member of the Audit Committee.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PATNI COMPUTER SYSTEMS LIMITED

Dated: April 30, 2008	By:	/s/ ARUN KANAKAL
Arun Kanakal
Company Secretary